UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IntelGenx Technologies Corp.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

45822R101

(CUSIP Number)

Ryan Barrett

ATAI Life Sciences AG

Wallstraße 16,

10179 Berlin, Germany

+49 (0) 89 2153 9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45822R101	13D	Page 1 of 6 pages

1	Names of Reporting Persons ATAI Life Sciences N.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 263,032,812
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 263,032,812

11	Aggregate Amount Beneficially Owned by Each Reporting Person 263,032,812
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.7%
14	Type of Reporting Person CO

CUSIP No. 45822R101	13D	Page 2 of 6 pages

1	Names of Reporting Persons ATAI Life Sciences AG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 263,032,812
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 263,032,812

11	Aggregate Amount Beneficially Owned by Each Reporting Person 263,032,812
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.7%
14	Type of Reporting Person CO

CUSIP No. 45822R101	13D	Page 3 of 6 pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 24, 2021 (as amended, the “Schedule 13D”) and relates to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of IntelGenx Technologies Corp., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Tranche 2 Additional Term Loan Issuance

On April 19, 2024, pursuant to the terms of the Third Amended and Restated Loan Agreement, ATAI AG provided to IntelGenx Corp. the Tranche 2 additional term loan in an amount equal to $1,000,000. Pursuant to the terms of the Third Amended and Restated Loan Agreement, ATAI AG has the ability to convert Tranche 2 into up to 5,405,405 shares of Common Stock at a price of $0.185 per share. Any accrued interest outstanding under Tranche 2 may be converted into shares of Common Stock at the Five Day VWAP of the shares, less the maximum permitted discount under the applicable rules of the TSX, ending on the day that is the second business day before the day the interest becomes due and payable.

CUSIP No. 45822R101	13D	Page 4 of 6 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 174,658,096 shares of Common Stock outstanding as of March 21, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 21, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ATAI Life Sciences N.V.	263,032,812	65.7%	0	263,032,812	0	263,032,812
ATAI Life Sciences AG	263,032,812	65.7%	0	263,032,812	0	263,032,812

ATAI AG is the record holder of 37,300,000 shares of Common Stock, and the beneficial owner of an aggregate (i) 142,432,850 shares of Common Stock underlying various Warrants exercisable within 60 days of the date hereof, including 100,000,000 shares underlying Warrants issued pursuant to the 2021 Securities Purchase Agreement, (ii) 80,007,810 shares of Common Stock underlying the Call Option Units (consisting of 40,005,405 shares underlying Convertible Promissory Notes and 40,002,405 shares underlying Warrants), (iii) 16,054,054 shares of Common Stock underlying Convertible Promissory Notes convertible within 60 days of the date hereof, (iv) 56,435,098 shares of Common Stock underlying the Second Amended and Restated Loan Agreement convertible within 60 days of the date hereof and (v) 10,810,810 shares of Common Stock underlying the Third Amended and Restated Loan Agreement convertible within 60 days of the date hereof.

The exercise of the Call Option Units and the Warrants underlying the 2021 Securities Purchase Agreement in the aggregate cannot result in an acquisition of greater than 100,000,000 shares of Common Stock.

ATAI AG is a wholly owned subsidiary of ATAI NV, and as a result, ATAI NV may be deemed to share beneficial ownership of the securities held of record by ATAI AG.

(c)	Except as otherwise disclosed herein, during the past 60 days, none of the Reporting Persons nor Related Persons has effected any transactions in the Common Stock.

CUSIP No. 45822R101	13D	Page 5 of 6 pages

(d)	None.

(e)	Not applicable.

CUSIP No. 45822R101	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2024

ATAI LIFE SCIENCES N.V.

By:	/s/ Florian Brand
Name:	Florian Brand
Title:	Chief Executive Officer

ATAI LIFE SCIENCES AG

By:	/s/ Florian Brand
Name:	Florian Brand
Title:	Chief Executive Officer